EXHIBIT 99.1

Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2017 and 2016
(Expressed in thousands of Canadian Dollars)
(Unaudited)

EXETER RESOURCE CORPORATION

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

Vancouver, Canada
May 9, 2017

Exeter Resource Corporation Condensed Interim Consolidated Statements of Financial Position (Expressed in Thousands of Canadian Dollars, Except Share Data) (Unaudited)

		March 31, 2017	December 31, 2016

Assets

Current
Cash and cash equivalents	(Note 4)	$14,822	$17,435
Amounts receivable and prepaid expenses		292	110
Due from related party	(Note 8)	8	12
Other financial assets		134	115
		15,256	17,672

Property and equipment		35	40
		$15,291	$17,712

Liabilities

Current
Accounts payable and accrued liabilities		$2,486	$469
Due to related parties	(Note 8)	271	79
		2,757	548

Shareholders’ Equity

Share capital	(Note 6)	247,346	246,267
Contributed surplus		46,072	46,276
Deficit		(281,045)	(275,520)
Accumulated other comprehensive income		161	141
		12,534	17,164
		$15,291	$17,712

Contractual Commitments               (Note 10)

Approved by the Directors:
“Robert Reynolds”	Director
“John Simmons”	Director

See accompanying notes to the consolidated financial statements

Exeter Resource Corporation
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Expressed in Thousands of Canadian Dollars, Except Share Data) (Unaudited)

For the three months ended March 31,		2017	2016
Income
Interest income		$33	$56
Expenses
Accounting and audit		6	1
Administration salaries and consulting	(Note 7)	146	139
Amortization		5	6
Directors’ fees	(Note 7)	105	142
Foreign exchange loss		29	15
General and administration		219	108
Legal and corporate transaction expenditures		752	3
Management fees	(Note 7)	95	43
Mineral property exploration expenditures	(Notes 5 and 7)	3,865	1,150
Shareholder communications		219	123
Stock exchange listing and filing fees		117	101
		5,558	1,831
Net loss for the period		$5,525	$1,775
Other comprehensive (income) loss for the period
Item that may be reclassified to profit or loss:
Currency translation difference		(1)	1
Unrealized gain on available-for-sale-investments		(19)	(15)
Net loss and comprehensive loss for the period		$5,505	$1,761

Basic and diluted loss per common share from loss for the period		$0.06	$0.02

Weighted average number of common shares outstanding		88,795,056	88,407,753.

See accompanying notes to the consolidated financial statements

Exeter Resource Corporation Condensed Interim Consolidated Statements of Cash Flows (Expressed in Thousands of Canadian Dollars, Except Share Data) (Unaudited)

For the three months ended March 31,		2017	2016
Operating Activities
Net loss for the period		$(5,525)	$(1,775)
Non-cash items:
Amortization		5	6
Share-based compensation	(Note 7)	153	295
		(5,367)	(1,474)
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses		(181)	(39)
Due from related parties		4	(13)
Due to related parties		192	25
Accounts payable and accrued liabilities		2,014	(80)
Cash outflow from operating activities		(3,338)	(1,581)
Financing Activities
Issue of share capital		722	-
Cash flow from financing activities		722	-

Effect of foreign exchange rate change on cash		3	(1)

Net decrease in cash and cash equivalents		(2,613)	(1,582)
Cash and cash equivalents – beginning of the period		17,435	22,308
Cash and cash equivalents – end of the period		$14,822	$20,726

See accompanying notes to the consolidated financial statements

Exeter Resource Corporation Condensed Interim Consolidated Statements of Changes in Equity (Expressed in Thousands of Canadian Dollars, Except Share Data) (Unaudited)

		Issued Share Capital
		Number of Shares	Amount	Contributed Surplus	Deficit		Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity

Balance - January 1, 2016		88,407,753	$246,089	$46,635	$(269,556	) $	44	$22,212
Activity during the period:
-	Share-based compensation	-	-	295	-		-	295
-	Other comprehensive income	-	-	-	-		14	14
-	Net loss for the period	-	-	-	(1,775)		-	(1,775)
Balance - March 31, 2016		88,407,753	$246,089	$45,930	$(271,331	) $	58	$20,746
Activity during the period:
-	Exercise of stock options	252,500	126	-	-		-	126
-	Contributed surplus allocated on exercise of options	-	52	-	-		-	52
-	Share-based compensation	-	-	346	-		-	346
-	Other comprehensive income	-	-	-	-		83	83
-	Net loss for the period	-	-	-	(4,189)		-	(4,189)
Balance - December 31, 2016		88,660,253	$246,267	$46,267	$(275,520	) $	141	$17,164
Activity during the period:
-	Exercise of stock options	1,345,000	722	-	-		-	722
-	Contributed surplus allocated on exercise of options	-	357	(357)	-		-	-
-	Share-based compensation	-	-	153	-		-	153
-	Other comprehensive income	-	-	-	-		20	20
-	Net loss for the period	-	-	-	(5,525)		-	(5,525)
Balance - March 31, 2017		90,005,253	$247,346	$46,072	$(281,045	) $	161	$12,534

See accompanying notes to the consolidated financial statements

Exeter Resource Corporation Notes to Consolidated Interim Financial Statements For the three months ended March 31, 2017 and 2016 (tabular amounts in $000's)

1.	Nature of Business

Exeter Resource Corporation (“Exeter” or the “Company”) is an exploration stage company incorporated under the laws of British Columbia, Canada with its head office in Vancouver, Canada, and, together with its subsidiaries, it is currently engaged in the acquisition and exploration of mineral properties located in Chile.  The Company is also evaluating new opportunities with the objective of securing properties which offer near term discovery potential.
The Company is in the process of exploring its mineral properties.  The continued operation of the Company is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such properties, and the profitable production from or disposition of such properties.

The Company has its primary listing on the Toronto Stock Exchange and a secondary listing on the NYSE MKT.  The Company’s head office is located at 1660 - 999 West Hastings Street, Vancouver, BC, Canada, V6C 2W2.

On March 28, 2017, the Company announced that it had entered into a definitive agreement (the "Agreement") with Goldcorp Inc. (“Goldcorp”), whereby Goldcorp will acquire all of the outstanding shares of Exeter under a plan of arrangement for consideration of 0.12 of a Goldcorp share for each Exeter share, which represented a value equivalent to $2.58 per Exeter share, based on the closing price of Goldcorp shares on the TSX on March 27, 2017, and a total consideration of $247 million.

Subsequent to March 31, 2017, on April 20, 2017, Exeter and Goldcorp announced that Goldcorp has formally commenced an offer (the “Offer”) to the shareholders of Exeter to acquire all of the issued and outstanding common shares of Exeter in exchange for common shares of Goldcorp. In connection with the Offer, Goldcorp and Exeter entered into an amended and restated support agreement made as of April 19, 2017, whereby, the parties amended and restated the Agreement dated March 28, 2017 in its entirety to provide for the acquisition by Goldcorp of all of the issued and outstanding Exeter shares. Exeter agreed to support the Offer. Please refer to the Exeter news release dated April 20, 2017. Information is available on the Company’s website, www.exeterresource.com and on www.sedar.com.

2.	Basis of Preparation
These condensed interim consolidated financial statements have been prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), as applicable to interim financial reports including IAS 34 “Interim Financial Reporting”.  Accordingly, the accounting policies followed by the Company are set out in Note 4 of the audited consolidated financial statements for the year ended December 31, 2016, and have been consistently followed in the preparation of these condensed interim consolidated financial statements. These condensed interim consolidated financial statements do not include all the information and note disclosure required by IFRS for annual financial statements, and therefore, should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2016.

These condensed interim consolidated financial statements were approved by the Board of Directors on May 9, 2017.

3.	Financial Instruments
The carrying amounts of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and due to and from related parties approximate fair value due to the short term nature of these financial instruments.
Fair value measurements are categorized within the following hierarchy:
Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

Exeter Resource Corporation Notes to Consolidated Interim Financial Statements For the three months ended March 31, 2017 and 2016 (tabular amounts in $000's)

3.	Financial Instruments (Continued)
The available-for-sale securities held by the Company are carried at fair value based on quoted prices in an active market (Level 1).

4.	Cash and Cash Equivalents

	March 31, 2017	December 31, 2016
Cash
Cash at bank	$5,130	$7,764
Investment savings accounts	9,692	9,671
Total	$14,822	$17,435

5.	Mineral Properties - Acquisition and Exploration Costs

a)	Acquisition Costs

Caspiche

By an agreement dated October 11, 2005 and subsequently amended, the Company acquired the right to review a number of properties in the Maricunga region of Chile.  Under the terms of the agreement, the Company had the right to earn a 100% interest in the properties by incurring aggregate expenditures of US$2.55 million over five years including conducting 15,500 meters (“m”) of drilling with the vendor retaining a 3% net smelter royalty (“NSR”) in the properties.

Having met the requirements to earn its interest in the properties effective February 14, 2011 the Company exercised its option and acquired the properties.  The vendor retains a 3% NSR from production from the property and has the right to buy the property back by reimbursing certain of the Company’s expenditures incurred on the property if it is not put into production within 15 years of exercising the option.  In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a private entity.  The Company is required to make an advance annual royalty payment of US$250,000 up until March 31, 2020 (US$1,750,000 paid to March 31, 2017) and thereafter US$1 million annually for the period March 31, 2021 to March 31, 2025 or until commencement of commercial production, should production commence prior to March 31, 2025, at which time the advance royalty will cease and the NSR will be payable.

Water agreement

In January 2014, the Company’s Chilean subsidiary, Sociedad Contractual Minera Eton Chile (“Eton”), negotiated new water exploration agreement (“Water Agreement”) terms with the Chilean subsidiary of Canadian company Atacama Pacific Gold Corporation (“Atacama Pacific”). The new terms amend the original agreement entered into between the parties in May 2013. The Water Agreement allows Eton to earn an additional 40% interest, for an aggregate 90% interest, in any water rights granted following the discovery of water near Peñas Blancas (Laguna Verde) in the Maricunga region, northern Chile. To earn the additional 40% interest, Eton is required to incur an additional 40% (total of 90%) of all expenditures relating to exploration and potential development on the water tenements. In addition, in the event of approval of water rights by the General Directorate of Water Resources (“DGA”), Eton will assume Atacama Pacific’s obligation to pay Hydro Exploraciones SpA (“Hydro”), an Atacama Pacific affiliate, US$15,000 per litre per second (“l/s”) of DGA approved water rights. Atacama Pacific will remain obligated to pay Hydro US$15,000 per l/s on its 10% interest. Regardless of the total amount of DGA approved water acquired, payments to Hydro are capped at US$1 million. These payments are not applicable to Eton’s original 50% interest in any water rights acquired. In addition, Eton will pay US$5,000 per month to Hydro from the date of any application for water rights for assisting with securing such water rights. The aggregate of the monthly payments are deductible from any amount payable to Hydro for water rights acquired.

Exeter Resource Corporation Notes to Consolidated Interim Financial Statements For the three months ended March 31, 2017 and 2016 (tabular amounts in $000's)

5.	Mineral Properties - Acquisition and Exploration Costs (Continued)

An initial application for water rights has been lodged with the DGA however the application requires that Bienes Nacionales (“BBNN”), the government department responsible for managing state owned land, grants its approval for access to the land. It is uncertain what the timing for such approval might be or whether such approval will be secured.

Water option

On January 12, 2017, Exeter secured a second water source by entering into an option agreement (the “Option”) with Cleanairtech Sudamerica SA (“CAT”) to supply 50 l/s of desalinated water. The Option has an initial term of three years, and can be extended for an additional year. To maintain the Option over the four year period, Exeter will make escalating annual option payments totaling US$1,250,000 (US$150,000 paid to March 31, 2017).

Exeter can exercise the Option at any time and negotiate a water sales and purchase contract (the “Supply Contract”) with CAT, following which the Option payments will cease. The Supply Contract will be in line with existing sales and purchase contracts that CAT has with other customers, where water costs are based on a transparent model of fixed and variable costs. Once the Supply Contract has been signed, CAT must supply the agreed quantity of water to Exeter at Tierra Amarilla within 12 months.

Land easement

The Company has the following two agreements with the Chilean Government covering surface areas at the Caspiche project:

(i) a lease agreement for the surface rights that correspond to the initial mineral rights in the Caspiche area which was renewed for a further 10 year period at an annual rate of approximately US$40,000 during 2016 and;

(ii) a 25 year easement granted on June 10, 2013 covering most of its additional tenements as well as areas that may be required for potential development of a mine at Caspiche. Pursuant to this agreement, the Company was required to make total payments of 158,876 Unidades de Fomento (UF)*, an equivalent of approximately US$6.5 million over a ten year period of which US$3.0 million was paid to December 31, 2016. In December 2016, the Company and the Chilean government negotiated a reduction in the area covered by the easement with a resulting reduction in the amount owing. Pursuant to revised agreement, the Company is required to make payments totalling 11,995 UF, an equivalent of approximately US$478,000 to maintain the easement of which US$59,000 has been paid to March 31, 2017. Seven annual payments of approximately US$59,000 each remain payable.

The Company’s Chilean subsidiary, Eton, has been served with a court claim challenging the Chilean Government’s grant of the easement. The claim, filed before the Santiago Civil Court, was filed by a private Chilean mineral exploration company, SCM Cerro del Medio. Under Chilean mining law there are provisions which provide for securing necessary surface access for the development of mineral deposits. SCM Cerro del Medio’s claim, sights “non-compliance by the Chilean Government of certain legal formalities required to approve the easement” and “that the easement granted overlaps SCM Cerro del Medio’s Santa Cecilia project mining properties”. A review of the claim by Eton’s Chilean legal counsel has concluded that SCM Cerro del Medio’s claim has no grounds under Chilean law and should be rejected.

* Unidad de Fomento (UF). This is a unit of account used in Chile. The exchange rate between the UF and the Chilean peso is constantly adjusted to inflation so that the value of the UF remains constant.

Exeter Resource Corporation Notes to Consolidated Interim Financial Statements For the three months ended March 31, 2017 and 2016 (tabular amounts in $000's)

5.	Mineral Properties - Acquisition and Exploration Costs (Continued)

b)	Exploration Costs

The tables below show the Company’s exploration expenditures for the periods ended March 31, 2017 and 2016.

	2017
	Generative	Chile	Total
Access, advance royalty, easement payments and water option	$-	$571	$571
Consultants and contractors	-	196	196
Drilling	-	796	796
Engineering and geological *	244	364	608
Environmental	-	60	60
Field camp	-	614	614
IVA tax	-	177	177
Legal and title	-	147	147
Metallurgical *	-	138	138
Office operations	-	40	40
Travel	-	162	162
Wages and benefits*	49	307	356
Exploration costs	$293	$3,572	$3,865

* Includes share-based compensation as reflected below:

	2017
(in thousands)	Generative	Chile	Total
Engineering and geological	$44	$6	$50
Metallurgical	-	75	75
Wages and benefits	2	4	6
Total	$46	$85	$131

	2016
	Generative	Chile	Total
Access, advance royalty and easement payments	$-	$363	$363
Consultants and contractors	-	71	71
Engineering and geological *	58	128	186
Environmental	-	44	44
Field camp	-	55	55
IVA tax	-	5	5
Legal and title	-	99	99
Metallurgical	-	8	8
Office operations	-	47	47
Travel	-	71	71
Wages and benefits*	27	174	201
Exploration costs	$85	$1,065	$1,150

* Includes share-based compensation as reflected below:

Exeter Resource Corporation Notes to Consolidated Interim Financial Statements For the three months ended March 31, 2017 and 2016 (tabular amounts in $000's)

5.	Mineral Properties - Acquisition and Exploration Costs (Continued)

b)	Exploration Costs

2016
(in thousands)	Chile
Engineering and geological	$59
Wages and benefits	40
Total	$99

6.	Share Capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares.

7.	Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows:  On May 31, 2013, shareholders approved an amendment reducing the aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan, such that options granted under the Plan may not exceed 10% of the issued and outstanding shares of the Company at the time of the option grant.  At March 31, 2017, the maximum number of options issuable under the Plan was 9,000,525. Options granted under the Plan may have a maximum term of ten years, but options granted to date have had a life of 5 years.

Unless subsequently amended, the exercise price of options granted under the Plan will not be less than the last closing market price of the Company’s shares immediately preceding the grant date.  Options granted under the Plan may be subject to vesting at times as determined by the directors of the Company and the Toronto Stock Exchange.  Stock options usually vest in tranches over a period of 1 to 2 years (50 - 100% per year).
A summary of the changes in share options during the year is as follows:

	March 31, 2017		December 31, 2016
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Options outstanding, beginning of year	7,192,500	$0.53	7,445,000	$0.53
Granted	150,000	1.26	-	-
Exercised	(1,345,000)	0.54	(252,500)	0.50
Cancelled	(50,000)	0.50	-	-
Options outstanding, end of period	5,947,500	$0.55	7,192,500	$0.53

Exeter Resource Corporation Notes to Consolidated Interim Financial Statements For the three months ended March 31, 2017 and 2016 (tabular amounts in $000's)

7.	Stock Option Plan (Continued)

The following table summarizes information about the stock options outstanding at March 31, 2017.

Outstanding Options				Exercisable Options
Prices ($)	Number	Weighted Average Remaining Life Years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
0.50	2,142,500	3.45	$0.50	2,142,500	$0.50
0.54	1,550,000	3.41	0.54	1,550,000	0.54
0.56	2,105,000	3.39	0.56	2,105,000	0.56
1.26	150,000	1.81	1.26	150,000	1.26
	5,947,500	3.38	$0.55	5,947,500	$0.55

For the options granted during the period, the weighted average fair market value was $0.50

Share-based Compensation

The fair value of the 150,000 options granted by the Company during the period ended March 31, 2017 (2016 – nil) was estimated at the grant date using the Black-Scholes option pricing model with the following assumptions:

2017
Expected annual volatility	73%
Risk-free interest rate	0.55
Expected life	2 years
Expected dividend yield	0.0%

Share-based compensation expense of $153,000 (2016 - $295,000) was recognised during the period and was allocated to contributed surplus.

Share-based compensation expense for the three month periods ended March 31 has been allocated as follows:

	2017	2016
Administration salaries and consulting	$9	$67
Directors’ fees	11	115
Management fees	2	14
Mineral property exploration expenditures	131	99
Total	$153	$295

8.	Related Party Transactions

An amount due from a related party of $8,000 at March 31, 2017 (December 31, 2016 - $12,000) is for the recovery of common expenditures from Rugby Mining Limited (“Rugby”).  The amounts due from related parties are non-interest bearing and are due on demand.

Amounts due to related parties of $271,000 at March 31, 2017 (December 31, 2016 - $79,000) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business.  The amounts due to related parties are non-interest bearing and are due on demand.

Exeter Resource Corporation Notes to Consolidated Interim Financial Statements For the three months ended March 31, 2017 and 2016 (tabular amounts in $000's)

8.	Related Party Transactions (Continued)

During the period ended March 31, 2017 a total of $462,000 (2016 - $192,000) was paid or accrued for related party transactions as described below:

a)
Exploration and consulting fees of $125,000 (2016 - $35,000) were paid or accrued to a corporation of which a Co-Chairman of the Company is a principal. As at March 31, 2017, the Company had amounts owing of $85,000 (December 31, 2016 - $31,000) to this company.

b)
Exploration fees of $88,000 (2016 - $67,000) were paid or accrued to a corporation controlled by the Vice-President, Development and Operations. As at March 31, 2017, the Company had amounts owing of $22,000 (December 31, 2016 - $43,000) to this company.

c)
Management fees of $93,000 (2016 - $31,000) were paid to a corporation controlled by a Co-Chairman of the Company. As at March 31, 2017, the Company had amounts owing of $58,000 (December 31, 2016 - $5,000) to this company.

d)
Management fees of $156,000 (2016 - $44,000) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company. As at March 31, 2017, the Company had amounts owing of $106,000 (December 31, 2016 - $Nil) to this company.

9.    Executive Compensation

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly.  Key management personnel of the Company include executive officers and the board of directors.

The following compensation has been provided to key management personnel for the three month periods ended March 31:

(in thousands)	2017	2016
Compensation - cash	$687	$197
Share-based payments	18	181
Total	$705	$378

10.	Contractual Commitments

The Company leases offices in Canada and Chile and has land easement payments and advance royalty obligations related to its properties.  Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant.  Other financial commitments are summarized in the table below:

Payments Due by Year	Total	2017	2018 – 2019	2020 - 2021	2022 - 2026
Advance royalty payments*	$7,647	$-	$665	$1,662	$5,320
Land easement payments**	557	80	159	159	159
Office and equipment leases	477	219	258	-	-
Property access agreements	553	101	106	106	240
Total	$9,234	$400	$1,188	$1,927	$5,719

* Obligation in US dollars converted to Canadian dollars at the closing rate of the reporting period (1 USD = 1.3299 CAD).
** Obligation in Unidad de Fomento (UF). This value is converted to Canadian dollars at the closing rate of the reporting period (1 UF = 53.13 CAD).

Exeter Resource Corporation Notes to Consolidated Interim Financial Statements For the three months ended March 31, 2017 and 2016 (tabular amounts in $000's)

11.	Segmented Information

The Company’s activities are all in the one reportable operating segment - mineral property acquisition, exploration and development.  The following provides required disclosures on a geographic basis:

As at March 31, 2017
	Canada	Chile	Total
Cash and cash equivalents	$13,900	$922	$14,822
Amounts receivable and prepaid expenses	229	63	292
Due from related party	8	-	8
Other financial assets	134	-	134
Property and equipment	2	33	35
	14,273	1,018	15,291
Current liabilities	(1,872)	(885)	(2,757)
	$12,401	$133	$12,534
Three months ended March 31, 2017 Net loss	$1,636	$3,889	$5,525
As at December 31, 2016
	Canada	Chile	Total
Cash and cash equivalents	$17,122	$313	$17,435
Amounts receivable and prepaid expenses	88	22	110
Due from related party	12	-	12
Other financial assets	115	-	115
Property and equipment	3	37	40
	17,340	372	17,712
Current liabilities	(289)	(259)	(548)
	$17,051	$113	$17,164
Three months ended March 31, 2016 Net loss	$2,000	$3,964	$5,964